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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                TRIBEWORKS, INC.
                 (Name of Small Business Issuer in its charter)

                    DELAWARE                                  94-3308801
         (State or other jurisdiction of                     (IRS Employer
         Incorporation of organization)                   Identification Number)

           1620 Montgomery Street, Suite 220, San Francisco, CA 94111
              (Address of principal executive offices and Zip Code)

       Registrant's telephone number, including area code: (415) 773-2200

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                                 TITLE OF CLASS

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                                INTRODUCTORY NOTE

        Tribeworks, Inc., a Delaware corporation, has prepared and filed this Form 10-SB on a voluntary basis to make available reportable information about the company to existing shareholders and others interested in the activities of the Company.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY OF TRIBEWORKS, INC.

        Tribeworks, Inc. is a development stage company formed in August 1998 to develop a new service-based business model for the Internet based graphics and multimedia software industry. We have developed a rich-media authoring environment for the creation of rich-media Internet applications, such as TV and radio stations, video jukeboxes, MP3 players and Webcast applications. We market and sell our products and services through a unique membership model that allows us to distribute our software directly to our customers through our website. Our full-paying members can customize their applications through access to the underlying source code of our software products. As an integral part of our business model, we provide complete high-end graphics and multimedia development and deployment solutions to customers building specialized Internet multimedia applications.

        On November 2, 1999, Tribeworks, Inc., a California corporation, entered into merger transaction (the "Merger") pursuant to which its shareholders exchanged all their company shares for shares of Pan World Corporation, a Nevada corporation ("Pan World"), in consideration for an investment by Pan World. After the Merger, Pan World reincorporated in Delaware as Tribeworks, Inc. ("Tribeworks"). The financial statements presented with this registration give retroactive effect to the Merger. The Merger is accounted as a recapitalization of Tribeworks, Inc.

        Prior to reincorporation in Delaware as Tribeworks, Pan World Corporation had incorporated in Nevada on August 20, 1996 but never had any significant operations since it was incorporated.

        As used in this Registration Statement, the terms "we," "us" "our," "Tribeworks" and the "Company" mean Tribeworks, Inc., a Delaware corporation, and its subsidiary Tribeworks Development Corporation, a California corporation, unless the context indicates a different meaning.



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BUSINESS STRATEGY

        Tribeworks was formed in August 1998 with a vision of developing a new service-based business model for the graphics and multimedia software industry. Most traditional graphics and multimedia software tools companies do not provide their customers with access to the underlying source code of the software. In addition, they inefficiently distribute and sell their software in boxes through multiple tiers of distribution using single and multiple unit licenses.

        In contrast to traditional companies, we allow our paying subscribers to customize the functionality of their applications through access to the underlying source code of our software products. By allowing customization by our customers, we benefit from the experience of our customers and are able to share their developments with our members. In addition, we distribute our software directly to our customers via our website and charge customers an annual or monthly subscription fee for use of our products.

        THE ONLINE GRAPHICS AND MULTIMEDIA INDUSTRY

        The Internet has had a tremendous impact upon the way companies communicate, do business, and implement their business strategies. To take full advantage of the benefits of the Internet, companies and businesses need to develop a presence on the Internet. The competition for the attention of customers has led to high demand for visually rich graphics and media materials. To satisfy this demand, a variety of companies have evolved to provide graphics and multimedia software tools and professional services. The software tools and the sophistication of the attendant professional services have developed at a very fast pace. At the same time, newly emerging online resources have made it possible for large and small companies to develop unique and highly sophisticated applications to leverage the power of the Internet.

        The online graphics and multimedia industry has been characterized for its rapid growth. The industry has also come under pressure to reduce prices, incorporate new features, and accelerate the release of new product versions. All these factors have resulted in short product life cycles and rapid price declines. A number of companies currently offer products that compete in this industry, including Macromedia, Adobe Systems, Meta Creations, Asymetrix, and Autodesk.

        SOFTWARE VERSUS SERVICES

        We believe that the traditional application software business is rapidly changing to a service-based business. The traditional software business relies on the manufacturing and distribution of packaged software, physical inventory, multiple tiers of product distribution, and indirect customer relationships. While some segments of the software business are making a transition to a service-based business, we believe that the graphics and multimedia application software business has been slow to move toward the service end of the spectrum.



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        DISTRIBUTION STRATEGY

        We market and sell our services through a two-level membership model. Customers register at Tribeworks.com to download free tools and access entry-level technical support. The "Free Membership" level allows access to our basic visual editing environment which permits development of fully-functional software applications. Free members, who are often students, hobbyists, and freelance developers can upgrade to full-membership at any time. At the higher, or "Full Membership" level, which is held primarily by companies and professional multimedia developers, we charge an annual or monthly per seat subscription fee. Full members receive full access to the source code of our software products and free software plug-ins which extend the functionality of our software products.

        MARKET OPPORTUNITY

        Our products and services are used to create and deploy applications in the following areas:

               1) Media and Entertainment Industries - Using Tribeworks tools and services customers can create Internet TV stations, video jukeboxes, Internet radio, MP3 players and webcast players that are unique.

               2) Advertising Agencies - Agencies can provide clients with rich-media advertising such as interstitials and integrated branding campaigns that truly stand out.

               3) Corporate Communications - Sales presentations, video news releases and event webcasts can be incorporated into a company's communications strategy and reflect corporate culture.

               4) Educational Institutions and Providers - Training, distance learning and course materials can be interactive, engaging and updated with timely information.

PRODUCTS AND SERVICES

        (1)    TRIBEWORKS CUSTOM SOLUTIONS

        We provide complete high-end graphics and multi-media development and deployment solutions to customers who are building Internet multimedia applications. Our services include custom programming, design, and player and media distribution. We take advantage of our worldwide network of full members to participate in the development of media solutions for our customers. We expect that over time a growing portion of our revenues will be derived from the delivery of custom solutions to our customers.



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        (2)    SOFTWARE PRODUCTS

        Our principal software product is iShell. iShell is a rich-media authoring environment built from the ground up to meet the challenges of building Internet multimedia applications such as Internet TV and radio stations, full-screen interactive sales and marketing presentations, internet based training programs, and MP3 music players.

        The iShell environment, which has been released for Windows and Macintosh, allows functionality to be added through the development of plug-ins (e.g. back-end database integration, and event synchronization). Plug-ins are integrated seamlessly into the user-interface of the visual authoring environment. Rich-media projects can be delivered as standalone Internet applications or can be delivered through a browser.

        We announced iShell 2 in October, 1999. This new version of iShell is currently available to paying subscribers. With this version of the software customers can create and deploy their own rich-media Internet browser. Commercial products built with the iShell software are being developed by third parties for companies such as Sapient, Activision, Airbus, and Apple Computer.

        In addition, we intend to develop and distribute additional software to aid in the development and deployment of Internet multimedia applications. We have entered into a letter of intent with Electric Cafe, a San Francisco-based start-up company to distribute an as of yet unannounced graphics product. Although we have an executed letter of intent, there can be no guarantee that the plans with Electric Cafe will go forward or that the graphics product to be distributed with Electric Cafe will be completed or will be successful.

        (3)    TRIBEWORKS FULL MEMBERSHIP

        We offer monthly or annual subscriptions to our paying members. Paying members receive email and telephone support, access to source code, free software plug-ins, which extend the functionality of our products, discounts on third party products, and complementary access to customer events.

        (4)    TRIBEWORKS STORE

        Through our online Tribeworks Store we offer a variety of products created by subscribers including: (i) iShell Book, (ii) Glaz Effects, (iii) i3M Fun Pack, (iv) i3M Visual Key, (v) iVR-Advanced Quick Time VR Support for iShell, (vi) Kromo and Kromo Extras, and (vii) Artful Ambient Sound Plug-In. These products enhance the capabilities of iShell. We receive a percentage of the sales of third-party products made through the Tribeworks Store.



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COMPETITION AND COMPETITIVE FORCES AFFECTING OUR BUSINESS

        The market for Internet services and applications is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated exponentially. Although barriers may exist in the particular business area where we operate, due to the fluidity of the Internet and its rapidly changing nature, we can expect that competition will continue to intensify. We expect to compete with the major graphics and multimedia software tools companies as well as service companies building custom Internet multimedia applications for corporate clients.

        We believe that the primary competitive factors in providing rich-media applications tools to Internet-based organizations, will be name recognition, value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. Our success will depend upon our ability to provide high quality development tools, along with cutting-edge technology and value-added Internet services. Our failure to compete successfully in the applications business will have a material adverse effect on our business, results of operations and financial condition. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media is intense. To the extent we are not able to attract significant sources of revenues from paid memberships and sale of our products and advertisements on our website, our business, results of operations and financial condition will be materially and adversely affected.

        A number of companies currently offer services or products that compete directly or indirectly with our current product and service offerings. These companies include Macromedia, Broadcast.com, Intervu, Adobe Systems, and
Real Networks.

        Most of our current and potential competitors in the Internet services and graphics and multimedia industries have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we have. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than us. There can be no assurance that we will be able to compete successfully in the Internet business.

SALES AND REVENUES

        We expect to generate revenue primarily by sale of high-end services to the members of Tribeworks through our membership program and custom development services to businesses. We charge an initiation fee and a monthly or annual subscription fee. Membership is promoted by providing a wide variety of services to our members, which include: access to support email lists, telephone support, confidential technical help, emergency shipping, free and discounted iShell Plug-ins, and a variety of other services designed to facilitate technical support provided by Tribeworks engineers as well as access to support lists containing users of our products that may help our other



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users in their development applications. Revenues from custom development services are typically earned on either a fixed-fee or time and materials basis.

         In addition to sales of memberships, our Tribeworks online store offers a variety of support tools and products that complement the iShell environment. We also sell on a discounted basis third-party Plug-ins and other products. Current items include i3M's Fun Pack, which contains special tools for game builders, iDot's Kromo and Kromo Extras, which provide a wide range of developmental tools, and "Introducing iShell" an iShell reference book from Electric Tours.

        Although we expect to derive revenue and generate sales from a variety of sources, there can be no assurance that we will be able to generate revenues or sales from any of the foregoing, or that the amount of revenues generated will be sufficient to sustain our business as a going concern.

        Our website is fully operational and allows users to become members of Tribeworks and to download versions of our software.

INTELLECTUAL PROPERTY

        We rely upon a combination of copyright law, trademark law, contract law, and other intellectual property protection methods to protect our intellectual capital and technology, including our "Faces Logo" and the names "Tribeworks" and "iShell" in the United States and other countries.

        We believe that our trademarks and the use of material in our websites are protected under current provisions of copyright law. However, legal rights to Internet content and commerce are not clearly settled by law. There can be no assurance that we will be able to continue to maintain rights to our trademarks and other information. The failure to be able to retain such matters would have a material adverse effect on our business, results of operations and financial condition. We pursue the registration of our trademarks in the United States and have applied for an "intent to use" trademark registration for a number of our trademarks, including "Tribeworks", "iShell", and the "Tribeworks Faces Logo" in the United States Patent & Trademark Office.

        Effective trademark, copyright, and other intellectual property protection may not be available in every country in which our technology is distributed or made available through the Internet. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

        There are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any material notices that the Company is infringing the intellectual property rights of others. However, there can be no assurance that such infringement claims will not be asserted by third parties in the



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future. If any such claims are asserted and determined to be valid, there can be no assurance that the Company will be able to obtain licenses of the intellectual property rights in question on reasonable terms. The Company's involvement in any patent dispute or other intellectual property dispute or action to protect proprietary rights may have a material adverse effect on the Company's business, operating results and financial condition. Adverse determinations in any litigation may subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations can have a material adverse effect on the Company's business, operating results and financial condition.

        RESEARCH AND DEVELOPMENT EXPENDITURES OVER THE LAST TWO YEARS

        We have spent approximately $200,204 on product development activities in the nine-month period ending September 30, 1999. The research and development has focused on iShell and iShell2 and other unannounced products. The core technology behind iShell and iShell2 was acquired in November 1999 for $100,000 cash and warrants to purchase 303,030 shares of the Company's Common Stock. The cash costs have been capitalized and are being amortized and are not included in the research and development costs above.

        EMPLOYEES

        As of September 30, 1999 we had a total of seven full time employees. In addition the Company regularly uses the services of three consultants on part-time basis.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

        The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. We have sought to identify the most significant risks to our business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that we have identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors That May Affect Future Results."

RESULTS OF OPERATIONS

        The Company was formed in August 1998. We are a development stage enterprise.



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        We began to earn revenues in 1998 but expect to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for commerce and rich media (ii) ability to develop and market compelling products for the graphics and multimedia industry, (iii) level of traffic on our Website, (iv) intense competition from other providers who may copy our business model or who may develop products similar to ours (v) ability to upgrade and develop our systems and infrastructure in a timely and effective manner (vi) technical difficulties, system downtime or Internet brownouts, (viii) ability to attract customers at a steady rate and maintain customer satisfaction, (ix) amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances.

        NET REVENUES AND EARNINGS

        During the fiscal year ending December 31, 1998, we generated a total of $5,562 in net revenues. During the nine-month period ending September 30, 1999, we generated a total of $103,517 in net revenues. During our limited operating history, our revenues have not appeared to be seasonal.

        We have not generated any profits from our operations and do not expect to be profitable in the near future. During our 1998 fiscal year we lost $60,553 from our operations. For the nine-month period ending September 30, 1999 we lost $685,263 from our operations. We expect to continue to incur losses for the foreseeable future.

        As we execute our Internet strategy, we expect to derive revenue from custom development services, memberships, and sales of products through our online store. However, we may not generate these revenues if our products and services are not widely accepted and we are unable to increase the number our members.

        PRODUCT DEVELOPMENT AND SUPPORT EXPENSES

        Product development expenses consist principally of software engineering, graphic design, and the cost of computer operations, including related salaries, rent and depreciation, that support our business. We began our development efforts in August 1998, incurring costs of $7,569 in the fiscal year ending December 31, 1998 and additional costs of $248,709 through the nine month period ending September 30, 1999, related to software engineering and graphic design of our principal software products and website.

        We continue to incur significant product development expenses. Our focus has been on expanding the features of our iShell product and developing other unannounced products. We will continue to incur development expenses to expand the capabilities of our iShell product in an attempt to remain competitive in our markets. If we are unable to further expand and develop the features of our iShell products we may not be able to remain competitive and our business and financial condition will suffer accordingly.



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        SALES AND MARKETING EXPENSES

        Sales and marketing expenditures consist primarily of costs associated with our strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of our website, products and services. For the fiscal year ending December 31, 1998 our sales and marketing expenses were $3,980. For the nine-month period ending September 30, 1999 our sales and marketing expenses were $174,998.

        We expect to increase our sales and marketing expenses. Our focus has been on improving the "brand recognition" of our "Face Logo" and the "Tribeworks" and "iShell" brand names, converting registered free members to paying full members, and identifying custom development opportunities. We will continue to incur sales and marketing expenses to promote our brand names and products, including iShell2. If we are unable to effectively market our brand names and our products, we may not be able to remain competitive and our business and financial condition will suffer accordingly.

        GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses consist of executive management, accounting, legal costs and expenditures for applicable overhead costs, including related rent, insurance and depreciation. For the fiscal year ending December 31, 1998 our general and administrative expenses were $54,566. For the nine-month period ending September 30, 1999 our general and administrative expenses came to a total of $332,579. We expect our general and administrative expenses to continue to increase in absolute dollars as we expand our staff and incur additional costs related to the growth of our business.

        LIQUIDITY AND CAPITAL RESOURCES

        As of November 30th, 1999, we had a cash balance $141,731. Purchases of property and equipment totaled $15,367 in 1999. We expect to incur negative cash flow from operations for the foreseeable future, as we continue to develop our products and operations.

        We have financed our operations from inception through a variety of sources. These have included: (1) $64,000 raised during December 1998 through the issuance of equity securities, (2) $18,737 borrowed from our officers and directors, and (3) $35,188 in deferred revenues as of December 31, 1998.

        In addition, as a result of the Merger of November 2, 1999, we received an aggregate of $1,000,000 in separate stages to fund our operations. These funds are being used for a variety of capital and other expenditures, including $660,000 advanced prior to Merger to fund operations from April 1999 through October 1999.



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        In order to finance our operations for the foreseeable future, we will seek to raise funds through private sales of equity or debt securities. We cannot be assured that we will raise any funds from our contemplated placement of securities or that we will in the future be able to raise sufficient funds to continue our operations. Our failure to raise sufficient additional funds, either through additional financing or continuing operations, will have a material adverse effect on our business and financial condition. In addition, the issuance of additional equity securities or rights to acquire equity securities may dilute the interest of our then current stockholders.

        YEAR 2000 COMPLIANCE

        We will depend on the delivery of information over the Internet, a medium that is susceptible to the Year 2000 problem. Many computers, software and other equipment include computer code or chips in which calendar year data is abbreviated to only two digits. As a result of this design decision, some systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000" problem. We believe that our systems and products are Year 2000 compliant. However, any undetected Year 2000 problems in our products which cannot be solved in a timely and cost-effective manner could substantially damage our customer relationships, disrupt our business, subject us to threatened or actual litigation and result in reduced revenues.

        The Year 2000 problem also affects the computers, software, other equipment that we use, operate or maintain internally for our operations, and services provided by third party vendors. We employ widely available software applications and other products from leading third-party vendors. Any failure of third-party computer products used by us could interrupt and disrupt our business. To fix any of these systems could require us to invest substantially in our operating systems and to hire additional personnel and could adversely affect our operations.

        If Year 2000 compliance issues are discovered, we will have to evaluate the impact of such issues upon our operations. We intend to actively work with our vendors and service providers to minimize the risks of business disruptions resulting from Year 2000 issues and to develop contingency plans where necessary. Such plans may include using alternative suppliers and service providers.



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                     FACTORS THAT MAY AFFECT FUTURE RESULTS
                            AND MARKET PRICE OF STOCK

WE HAVE A LIMITED OPERATING HISTORY AND THERE IS A GREAT DEGREE OF UNCERTAINTY AS TO OUR FUTURE RESULTS

        We have a limited operating history upon which an evaluation of our business and prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which we intend to operate and in light of the uncertain acceptance of our business model. We will be incurring costs in marketing our products and services to clients, and in building an administrative organization. To the extent that such expenses are not matched by commensurate revenues, our business results of operations and financial conditions will be materially adversely affected. There can be no assurance that we will be able to generate sufficient revenues from the memberships, custom development solutions, and third party products to achieve or maintain profitability on a quarterly or annual basis in the future. We expect negative cash flow from operations to continue for the foreseeable future as we continue to develop and market our business.

        We also expect high variability and uncertainty as to our future operations and results. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control, including demand for the development of Internet-based rich-media applications, the level of traffic on our Internet sites, the amount and timing of capital expenditures and other costs relating to the expansion of our Internet operations, the introduction of new sites and services by us or our competitors, price competition or pricing changes in the industry, technical difficulties or system downtime, general economic conditions and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations and the expectations of investors in some future quarter.

WE WILL NEED ADDITIONAL FUNDS TO MAINTAIN OUR SHORT TERM OPERATIONS

        Based on current levels of operations, we anticipate that our existing capital resources will not be sufficient to enable us to maintain our operations through the first Quarter of 2000. In addition, we will require additional funds to sustain and expand our sales and marketing and research and development activities. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or on terms acceptable to us, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on our business, results of operations and financial condition.



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THE OPEN SOURCE AND FREE SOFTWARE BUSINESS MODELS ARE UNPROVEN IN THE GRAPHICS
AND MULTIMEDIA INDUSTRY

        We have not demonstrated the success of our business model, which gives our customers the right to freely use and modify our software. No other company has built a successful business following such a model and few open source software products have gained widespread commercial acceptance partly due to the lack of viable open source industry participants to offer adequate service and support on a long-term basis. In addition, we are not able to provide industry standard warranties and indemnities for our products since components of these products may be developed by independent parties over whom we exercise no control or supervision. If open source software should fail to gain widespread commercial acceptance, we will not be able to sustain our revenue growth and our business could fail.

NEGATIVE REACTION WITHIN THE LINUX OPEN SOURCE COMMUNITY OR WITHIN THE TRIBEWORKS DEVELOPER COMMUNITY TO OUR BUSINESS STRATEGY COULD HARM OUR REPUTATION AND BUSINESS

        Although we allow customers access to the underlying source code of our software products, we believe that many of our customers do not wish to license product enhancements to us or to potential customers. Therefore, we do not follow a strict open source model with respect to our software. In particular, we allow proprietary product enhancement, we limit the redistribution of our software, and we do not make our products available under a General Public License, which is available on www.opensource.org. These restrictions on our software run counter to current trends in the Linux open source community, which advocate unlimited distribution of software and the use of General Public Licenses. The Linux open source community is a diverse group of software developers, gurus and companies that have advocated the use of Linux, an alternative operating systems to Microsoft's Windows. One of the most important characteristics of Linux is that it has developed essentially as an open source system.

        The approach we take towards our software, which allows proprietary product enhancements and our decision to forego use of General Public Licenses, may result in a negative reaction from the Linux based open source community. This type of negative reaction, if widely shared by our customers, developers or the rest of the open source community, could harm our reputation, diminish the Tribeworks brand and result in decreased revenue.

        In addition, the Tribeworks developer community, which contributes software, testing, and technical support to other members could react negatively to our current or future business strategy. A negative reaction by our community could have a negative effect upon the willingness of our members and contributors to share their improvements to our software. We would then have to develop our own improvements without the benefit of the potentially valuable contributions of third parties. As a result, we would incur higher development costs and our business and revenues could be adversely affected.



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WE EXPECT TO INCUR SUBSTANTIAL LOSSES IN THE FUTURE

        We have incurred operating losses since our inception. We expect to incur significant losses at least through our 2001 fiscal year as we expect to increase our sales and marketing, research and development and administrative expenses. As a result, we cannot be certain when or if we will achieve sustained profitability. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Results of Operations" and "Liquidity and Capital Resources."

DEPENDENCE ON APPLE'S QUICKTIME TECHNOLOGIES

        Our iShell product line currently requires the installation of Apple Computer's QuickTime software in order to function properly on both Windows and Macintosh systems. Apple's QuickTime technology competes directly with rich-media technologies from Microsoft and Real Networks which our technology does not currently support. There can be no assurance that Apple's QuickTime will maintain or enlarge its current market share against these competitive technologies, and although Apple's QuickTime technology has been under development for more than 8 years, there can be no assurance that Apple will continue to develop the technology or distribute it freely to consumers. In addition, Apple may substantially alter its business or licensing strategy with QuickTime in a way which could adversely impact our business, resulting in significant increases in our development costs.

UNCERTAIN ACCEPTANCE OF THE INTERNET AS A VEHICLE FOR RICH MEDIA APPLICATIONS

        Use of the Internet-based rich media by individuals and business users is at a very early stage of development, and market acceptance of the Internet as a medium for rich-media applications, information, entertainment, commerce, advertising and education is subject to a high level of uncertainty. If Internet-based rich-media applications are not widely accepted by consumers or businesses, or network infrastructure providers fail to develop adequate network bandwidth, our business, financial condition and operating results will be materially adversely affected.

UNCERTAIN ACCEPTANCE OF OUR SERVICES AND SOFTWARE TOOLS

        Our future success will be significantly dependent upon our ability to create, license and deliver sophisticated tools for the development of rich-media applications in the (i) Media and Entertainment Industries, (ii) Advertising Industry, (iii) Corporate Communications, and (iv) Educational Institutions and Providers. If our tools and related services are not widely accepted, our ability to sell custom solutions and increase the Tribeworks memberships will be hampered. There can be no assurance that our products and tools will be attractive to a sufficient number of users to generate significant revenues. If we are unable to evolve our present products and to develop new products that allow us to attract, retain and expand a loyal membership base, our business, results of operations and financial condition will be materially adversely affected.

UNCERTAIN ACCEPTANCE AND MAINTENANCE OF THE TRIBEWORKS BRAND

        We believe that establishing and maintaining the Tribeworks brand is a critical aspect of our efforts to attract and expand our Internet audience and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet services, tools, products and content. If we fail to promote and maintain our brand, or if we incur excessive expenses in an attempt to improve our products and business model or promote and maintain our brand, our business, financial condition and operating results will be materially adversely affected.

MANAGING EXPENSES

        Our future success depends upon our ability to address potential market opportunities while managing our expenses to match our ability to finance our operations. This need to manage our expenses will place a significant strain on our management and operational resources. If we are unable to manage our expenses effectively, our business, financial condition and operating results will be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL AND KEEPSAKE SPRL

        Our performance is substantially dependent on the services of Duncan Kennedy (President and CEO), Steven Bennet (CFO), Gilbert Amar (CTO) as well as on our ability to recruit, retain and motivate our other officers and key employees.

        Keepsake SPRL, which is an affiliate of Patrick Soquet, is presently developing substantial components of the iShell software under an independent consulting agreement, however there can be no assurance that this agreement will be renewed.

        Our success also depends on our ability to attract and retain additional qualified employees in the San Francisco Bay Area. Competition for qualified personnel in the San Francisco Bay Area is intense and there are a limited number of persons with knowledge of and experience in the Internet and rich-media applications software development. There can be no assurance that we will be able to attract and retain key personnel. The loss of one or more key employees could have a material adverse effect on the Company.

RISKS OF TECHNOLOGY TRENDS AND EVOLVING RICH MEDIA INDUSTRY STANDARDS

        Our success will also depend upon our ability to develop and provide new services that meet our customers' changing requirements. The Internet is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to assess and effectively use unproven technologies and unproven standards. We must evaluate and utilize technical standards developed by committees such as the W3C SMIL standard and must evaluate and use proprietary multimedia development software provided by companies such as Apple, Microsoft, and Real Networks to continue to develop our technological expertise, to enhance our current services, to develop new services that meet changing customer needs and to influence and respond to merging industry standards and other technological changes on a timely and cost-effective basis. If we fail to adequately assess or utilize these standards or proprietary technologies at the appropriate time in the market place, the competitive differentiation of our product and services offerings would be negatively impacted and our business, financial condition, and operating results could be materially adversely affected.

WE ARE HIGHLY DEPENDENT ON THE INTERNET WHICH REMAINS AN UNCERTAIN MEDIUM FOR COMMERCE

        Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. Our future success will depend on our ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful commercial channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high-speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, our business, results of operations and financial condition could be materially adversely affected.

CAPACITY CONSTRAINTS AND SYSTEM DISRUPTIONS

        The satisfactory performance, reliability and availability of our Internet sites and our network infrastructure are critical to attracting Internet users and maintaining relationships with subscribing customers. System interruptions that result in the unavailability of our Internet sites or slower response times for users would reduce the number of products and multi-media services delivered and reduce the attractiveness of our services to members, subscribers and advertisers. Our Internet operations are also vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. All of our servers and Internet equipment are currently located in San Francisco Bay Area, an area that is susceptible to earthquakes.

LIABILITY FOR INTERNET CONTENT

        Although we do not engage in the publishing business, we may place content on the Internet through our websites about the products and services of other companies or as a demonstration of our products and services. As such, we may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we place in our websites or otherwise distributes.

SECURITY RISKS

        A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to our customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS; RISKS OF INFRINGEMENT

        We rely on copyright and trade secret laws to protect our content and proprietary technologies and information, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or given the availability of the source-code of the company's products, that third parties will not copy or otherwise obtain and use our content or technologies without authorization.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTY

        Although there are currently few laws and regulations directly applicable to the Internet, it is possible that new laws and regulations will be adopted covering issues such as privacy, copyrights, obscene or indecent communications, and the pricing, characteristics and quality of Internet products and services. The adoption of restrictive laws or regulations could decrease the growth of the Internet or expose us to significant liabilities. We believe that our use of material on our websites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that we will be able to continue our operation free of governmental regulation or other legal requirements. New laws or regulations could have a material adverse effect on our business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

        Our future success will depend in part on our ability to generate international sales. While a substantial proportion of our current and potential customers are in Europe or in Asia, there can be no assurance, that we will be successful in generating international sales of our products. Sales to customers in certain foreign countries will be subject to a number of risks, including foreign currency risk, the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax our foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect our offerings and intellectual property rights to the same extent as the laws of the United States. Failure of our efforts to compete successfully or to expand the distribution of our offerings in international markets could have a material adverse effect on our business, operating results and financial condition.

FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements related to the business objectives and strategy of Tribeworks, Inc., a Delaware corporation, our Internet website and the development of our software. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management beliefs, and certain assumptions made by our management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements.

         Factors that could cause actual events or results to differ materially include, among others, the following: our ability to market our technical services on a membership fee basis, competition from other providers of Internet-related, user-interface customization software, our early state of development, delays or errors in our ability to effect electronic commerce transactions, potential liability for negligence, intellectual property infringement, and other risks inherent in software industry and associated with doing business over the Internet.

Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

          Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 3. DESCRIPTION OF PROPERTY

        We currently sub-lease space on a month-to-month basis approximately 1500 square feet of space for our corporate headquarters located in San Francisco, California, for $3,200 per month.

        We have grown beyond our current office space requirements and plan to lease or sub-lease approximately 4,000 feet of space for our operations during the first quarter of 2000. The market of office space in the San Francisco Bay Area is extremely tight and there is a very low vacancy rate. There can be no guarantee that we will be able to find suitable office space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of November 30, 1999, by (i) each of our directors and named executive officers; (ii) all of our directors and executive officers as a group, and (iii) each person or group known to us to own beneficially more than 5% of the outstanding common stock. The term "beneficial ownership," as defined by the Instructions to Item 403 governing the disclosures of this ITEM 4, includes any person who directly or indirectly, through any contract, has or shares voting power, including the power to vote or to direct the vote of such security; or has investment power which includes the power to dispose or to direct the disposition of such security; and any person who directly or indirectly creates or uses a trust, proxy, pooling agreement, or any other contract, arrangement or device with the purpose of divesting such person of such beneficial ownership. This information is based upon information that has been received from and on behalf of the named individuals. Unless otherwise noted below, the persons named in the table have sole voting and sole investment powers with respect to each of the shares reported as beneficially owned by such person:

                                  Common Stock

                                          Shares of
    Directors and                        Common Stock          Percent of
    Executive Officers                Beneficially Owned          Class            Address(1)
--------------------------------     --------------------     -------------       -------------
    Duncan J. Kennedy                     1,622,760(2)              10.08%
    Patrick Soquet                        2,456,856(3)              15.18
    Gilbert Amar                          2,505,250(4)              15.44
    Steven Bennet                            40,537(5)               0.25
    Thomas J.L. Williams                    300,000(6)               1.88             (7)
    All Directors and Officers
          As a Group (5 persons)          6,925,403                 42.83
    D. Hodges                             2,000,000                 12.50             (8)

(1) Unless otherwise noted, the address of each of the named directors and officers individuals is: c/o Tribeworks, Inc., 1620 Montgomery Street, Suite 220, San Francisco, CA 94111.

(2)     Includes options to purchase 100,000 shares of Common Stock.

(3) All of the shares are owned of record by Keepsake SPRL which is an affiliate of Mr. Soquet. Includes Warrants to purchase up to 181,818 Common Shares at any time prior to November 2, 2004.

(4) Includes Warrants to purchase up to 121,212 Common Shares at any time prior to November 2, 2004. It also includes options to purchase 100,000 shares of Common Stock.

(5)     Includes options to purchase 8,000 shares of Common Stock.

(6) All of the shares are owned by Talisman Venture Partners Ltd., of which Mr. Williams is a Senior Partner.

(7) Mr. Williams' address is #51-1101 Nicola Street, Vancouver, B.C., CANADA, V6G 2E3.

(8)     Mr. Hodges' address is 505 N. Indian Trial, Tucson, AZ 85759.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth the name, age and positions of our directors, officers, executive officers and key employees.

                                    Director or
Name                  Age           Position                     Officer Since
------                -----         -----------                  -------------
Duncan J. Kennedy     35            President and
                                     Chief Executive Officer     1998
Patrick Soquet        38            Software Architect           1998

Gilbert Amar          43            Chief Technology Officer     1998
Thomas J.L. Williams  20            Director                     1999
Steven Bennet         36            Chief Financial Officer      1999

        All Directors hold office until the next annual meeting of shareholders or the election and qualification of their successors. There is no family relationship between any of the directors or officers of the Company.

        Duncan Kennedy, President and Chief Executive Officer. Mr. Kennedy is a founding member of Tribeworks and has been a director and officer of the Company since its inception. In 1998 Mr. Kennedy served as Senior Vice President of business development at Mjuice.com, a leading distributor of syndicated digital music. From 1990 through 1997 he worked at Apple Computer, Inc. where he led product marketing for QuickTime and initiated Apple's QuickTime for Windows project, the most widely distributed software product in Apple's history.

        Patrick Soquet, Director. Mr. Soquet is one of the founding members of Tribeworks and has been an officer and director of the Company since its inception. From 1990 to 1998, Mr. Soquet, and his affiliate Keepsake SPRL, was the engineering visionary behind numerous successful multimedia software products, including the creation of almost one hundred CD/ROM titles and an Internet Service Provider ("ISP") in France. He also developed Apple Media Tool. Mr. Soquet has been a member of the W3C standards committee where he helped develop the standards for multimedia Internet protocols.

        Gilbert Amar, Chief Technology Officer and Co-founder. Mr. Amar has been a director and officer of the Company since its inception in August 1998. He leads the engineering efforts of the Company as its CTO. Prior to co-founding Tribeworks, Mr. Amar directed the engineering efforts of the Research and Development group at Arborescence 1991-98, a French technology consortium, as a Senior Engineer. While at Arborescence he directed the technical implementation in the creation of Havas Online, one of the largest ISPs in France. He also developed image recording, animation and multimedia software. Prior to that he co-developed the product that eventually became Apple Media Tool.

        Thomas J.L. Williams, Director. Mr. Williams has been a director of Tribeworks since November 1999. He is currently a senior executive at Nextera Enterprises Inc. and is also a founder and Senior Partner at Talisman Venture Partners Ltd. Previously, Mr. Williams was a Senior Technology Analyst at Whalen, Beliveau and Associates, an Investment Dealer in Toronto, Canada.

        Steven Bennet, Chief Financial Officer. Mr. Bennet joined Tribeworks in April of 1999. He has been the Company's CFO since he joined and is also the principal of

Bodega Partners, a consulting firm in Palo Alto, California which he co-founded in 1994. He is also an instructor at the University of California at Berkeley, teaching a business course he designed, "Financing the Software Venture." He has held the positions of President, COO, CFO, and VP of Business Development at several early stage technology ventures. Prior to forming Bodega Partners, he was product manager at IMS, Senior Financial Analyst at Digital Microwave Corporation, and tax consultant with Arthur Andersen. Mr. Bennet holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an MBA from UCLA. He is a licensed CPA.

ITEM 6. EXECUTIVE COMPENSATION

        The following table provides certain summary information concerning compensation to be paid to the executive officers of the Company. No other current executive officer has received or is expected to receive total compensation in excess of $100,000 during fiscal 1999.

                     ------------------------------------------------------------
                        Annual Compensation              Awards          Payouts
--------------------  -------------------------  ---------------------  ---------  -------
     (a)        (b)     (c)      (d)      (e)       (f)         (g)        (h)      (i)

                                        Other               Securities            All
Name and                                Annual   Restricted Underlying    LTIP    Other
Principal             Salary   Bonus    Compen-  Stock      Options/     Payouts  Compen-
Position       Year     ($)     ($)     sation   Awards     SARs           ($)    sation
--------------------  -------------------------  ---------------------  --------  --------
Duncan         1999-
Kennedy,       2000   130,000    0        0        0          0            0        (1)
CEO

Gilbert Amar,  1999-  120,000    0        0        0          0            0        (2)
CTO            2000

S. Bennet,
CFO (3)        1999-  45,000     0        0        0          0            0        (4)
               2000
------------------------------------------------------------------------------------------

(1) Mr. Kennedy received in 1999 options to purchase 100,000 shares of Common Stock at an exercise price of $0.05 per share.

(2) Mr. Amar received in 1999 options to purchase 100,000 shares of Common Stock at an exercise price of $0.05 per share.

(3) Mr. Bennet is a consultant to the Company and works on a part-time basis.

(4) Mr. Bennet received in 1999 a total of 150,537 options to purchase common stock. Of this amount, Mr. Bennet has exercised his right to purchase 32,537 options. Of the remaining 118,000 options, 8,000 have vested and the remaining options are unvested and vest in Mr. Bennet as follows: (1) 2,000 options a month over a nine-month period, and (2) 100,000 options will vest contingent upon certain performance milestones over the same nine-month period. The exercise price of the options is $0.75 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On November 2, 1999, we entered into a transaction whereby the Series A Preferred and Common Stock shareholders of the former Tribeworks, a California Corporation (the "Former Tribeworks") exchanged all their Capital Stock for shares of Pan World Corporation Common Stock in a merger transaction. In connection with the Merger, Pan World exchanged 8,700,000 shares of its Common Stock for all outstanding capital stock of the Former Tribeworks, and assumed all outstanding Former Tribeworks options in exchange for issuance of 579,097 shares of the Pan World options. After the Merger, the directors and officers of the Former Tribeworks became the directors and officers of Pan World.

        In connection with the Merger, Pan World issued to Keepsake, an affiliate of Patrick Soquet, Warrants to purchase 181,818 shares of our Common Stock at $0.33 per share and $60,000 in cash in consideration for the assignment to Pan World of the source code for iShell, which was developed by Keepsake. We also agreed to award to Gilbert Amar Warrants to purchase 121,212 shares of Pan World at the purchase price of $0.33 per share and $40,000 in cash.

        We also issued 300,000 shares of Pan World Common Stock to Talisman Venture Partners Limited ("Talisman") in consideration for services rendered by Talisman in consummation of the Merger. In addition, we entered into a consulting Agreement with Talisman pursuant to which Talisman will receive $5,000 a month for financial consulting services.

ITEM 8. DESCRIPTION OF SECURITIES

        GENERAL

        Our authorized capital stock consists of 200,000,000 shares of authorized Common Stock, par value $0.0001 per share, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share. There are presently 16,000,000 shares of common stock issued and outstanding. There are no shares of Preferred Stock outstanding. Under the Company's 1999 Incentive Plan ("1999 Plan"), the Company is authorized to issue 1,600,000 options. There are presently 579,097 outstanding options under the 1999 Plan. In addition, there are presently a total of 303,030 Warrants for purchase of Common Stock outstanding.

        The following summary of certain provisions of our Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

        COMMON STOCK

        The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the prior right of any series of Preferred Stock that may be issued by us in the future, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available for the payment of dividends. If we are liquidated or dissolved, the holders of common stock are entitled to receive all assets available for distribution to the stockholders, subject to the prior payment of all of our indebtedness, and subject to any preferential rights or other rights of other security holders. The common stock has no preemptive rights or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of common stock are fully paid and nonassessable, and will not be protected by any anti-dilution provisions.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        There is no established public trading market for our common stock. However, the following table sets forth, for the periods indicated, the high and low bid information for the limited trading of our common stock, as reported on the NQB Pink Sheets. Our common stock commenced quotation on the NQB Pink Sheets under the symbol "PNWR" on March 1, 1999. Our new trading symbol is "TRWX."


                                                     High             Low
                                                    ------          ------
FISCAL 1999:
Second Quarter                                      $ 2.50          $  .50
Third Quarter (through September 15, 1999)          $ 2.66          $ 1.63

----------

        On June 28, 1999, the Company effected a 2:1 split of its common stock. As of November 30, 1999, there were 579,097 options to purchase shares of common stock outstanding or committed for issuance. In addition, as of November 30, 1999 there are 303,030 Warrants outstanding for the purchase of our Common Stock.

        HOLDERS. As of November 30, 1999, there were approximately 42 holders of record of the common stock.

        DIVIDENDS. We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

ITEM 2. LEGAL PROCEEDINGS

        We are not currently a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        In tandem with the Merger, in November 1999, we received an aggregate of $1,000,000, in separate stages to fund our operations. In that financing transaction, we issued 3,000,000 shares of common stock to the investors at a purchase price of $0.33 per share. In the Merger, we also issued 300,000 shares of common stock to Talisman in connection with services rendered by Talisman in consummating the Merger.

        After the Merger, we issued warrants to purchase 181,181 shares of common stock to Keepsake with an exercise price of $0.33 per share and warrants to purchase 121,212 shares of common stock to Gilbert Amar with an exercise price of $0.33 per share.

        In December 1998 the Former Tribeworks raised $64,000 pursuant to the sale of its equity securities at a purchase price of $0.45 per share.

        On January 24, 1997, 100,000 shares of Common Stock were issued to Raymond Willey for consultative services provided to Pan World.

        The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Regulation D, Section 4(2). The issuance of Common Stock and Warrants was exempt pursuant to Rule 506 of the Securities Act. The Merger was a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the companies affected by the Merger or had access, through employment or other relationships, to such information.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Certificate of Incorporation includes provisions (i) to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to require us to indemnify our directors to the fullest extent permitted by applicable laws.

        In connection with the Merger dated November 2, 1999, we entered into indemnity agreements with each of the following directors and officers: Duncan Kennedy, Patrick Soquet, Gilbert Amar, Steven Bennet, Thomas Williams and Arman Pahlavan. These indemnity agreements provide for the indemnification of these individuals in their capacities as directors and/or officers to the fullest extent permitted by the provisions of our Bylaws and Delaware corporate law.

        Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful, as determined in accordance with the Delaware General Corporation Law.

INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                        --------
TRIBEWORKS, INC. AUDITED FINANCIAL STATEMENTS FOR
FISCAL YEAR ENDING DECEMBER 31, 1998

  Report of Independent Accountants ..............................        F-2

  Balance Sheet ..................................................        F-3

  Statement of Operations ........................................        F-4

  Statement of Stockholders' Equity ..............................        F-5

  Statement of Cash Flows ........................................        F-6

  Notes to Financial Statements ..................................        F-7

TRIBEWORKS, INC. UNAUDITED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDING SEPTEMBER 30, 1999

Balance Sheet ....................................................        F-11

Statement of Operations ..........................................        F-12

Statement of Cash Flows ..........................................        F-13

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Tribeworks, Inc.
San Francisco, CA


        I have audited the accompanying balance sheet of Tribeworks, Inc as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tribeworks, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that Tribeworks, Inc. will continue as a going concern. There is substantial doubt about the Company's ability to continue as a going concern relating to funding of operations and achieving successful operations. Management's plans in regard to these matters are also described in Note 5 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



W. Alan Jorgensen
Certified Public Accountant



November 2, 1999
Seattle, WA

TRIBEWORKS, INC.
BALANCE SHEETS
December 31, 1998


ASSETS
CURRENT ASSETS
Cash and cash equivalents                                              $ 37,723
Accounts receivable, net                                                 19,650
Subscriptions receivable                                                 19,492

Total current assets                                                     76,865

Organization costs                                                        4,800
                                                                       --------

TOTAL ASSETS                                                             81,665
                                                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                         20,298
Due to shareholders                                                      18,732
Deferred revenue                                                         35,188
                                                                       --------

TOTAL CURRENT LIABILITIES                                                74,218

Stockholders' Equity:
Preferred stock: 50,000,000 shares authorized, none issued
Common stock: 200,000,000 shares authorized, no par
  value, 16,000,000 shares issued and outstanding                        16,000
Additional Paid in Capital                                               52,000
Accumulated deficit                                                     (60,553)
                                                                       --------

Total stockholders' equity                                                7,447

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 81,665
                                                                       ========


                 See accompanying notes to financial statements.

TRIBEWORKS, INC
STATEMENT OF OPERATIONS
Year Ended December 31, 1998



REVENUES                                                            $     5,562

Expenses:
  Product development and support costs                                   7,569
  Sales and marketing                                                     3,980
  General and administrative                                             54,566
                                                                    -----------

Total expenses                                                           66,115
                                                                    -----------

LOSS FROM OPERATIONS                                                $   (60,553)
                                                                    ===========


Basic and Diluted Loss per share                                    $    (0.015)
                                                                    ===========

Weighted average number of shares outstanding                         4,000,000
                                                                    ===========



                  See accompanying notes to financial statements

TRIBEWORKS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception (August 20, 1998)  to December 31, 1998


                                                                                              Paid in
                                 Per            Common Stock           Preferred Stock        Capital   Accumulated
                                share       Shares     $ Amount     Shares      $ Amount     $ Amount     Deficit       Total
                              ----------  ----------  ----------  ----------   ----------   ----------  -----------   ----------
Beginning balances                                --          --          --           --           --           --           --

Issued at Inception for cash  $    0.001   1,492,000  $    1,492                                                      $    1,492

Founders shares for Services  $    0.001   2,508,000  $    2,508                                                      $    2,508

Preferred shares              $     0.45                             142,223   $   64,000                                 64,000

Net loss                                                                                                 $  (60,553)     (60,553)

RETROACTIVE RECAPITALIZATION
      (See Notes 2 and 8)

Exercise of options           $    0.001     276,634         277                                  (277)

Convert preferred to common   $    0.001     289,216         289    (142,223)     (64,000)      63,711                        --

Recapitalization shares       $    0.001  11,434,150      11,434                               (11,434)                       --
                              ----------  ----------  ----------  ----------   ----------   ----------   ----------   ----------

Balance at December 31, 1998  $    0.001  16,000,000  $   16,000          --   $       --   $   52,000   $  (60,553)  $    7,447
                              ==========  ==========  ==========  ==========   ==========   ==========   ==========   ==========



See accompanying notes to the financial statements.

TRIBEWORKS, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 1998


OPERATING ACTIVITIES
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from operations                                               $(60,553)
ADJUSTMENTS TO RECONCILE NET LOSS
TO NET CASH USED BY OPERATING ACTIVITY
   Amortization of organization costs                                     1,200
   Stock grants for services                                              2,508
CHANGES IN OPERATING ASSETS AND LIABILITY
  Accounts receivable                                                   (19,650)
  Accounts payable                                                       20,299
  Deferred revenue                                                       35,188
                                                                       --------

  CASH USED IN OPERATING ACTIVITIES                                     (21,008)

INVESTING ACTIVITIES
  Increase in organization costs                                         (6,000)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issue of preferred shares                                46,000
  Proceeds from loan from shareholders                                   18,732
                                                                       --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                64,732

Increase in cash                                                         37,723
Beginning of period                                                          --
                                                                       --------
END OF PERIOD                                                          $ 37,723
                                                                       ========



                 See accompanying notes to financial statements

TRIBEWORKS, INC.
Notes to the financial statements
December 31, 1998

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION On August 20, 1998 ("Inception") Tribeworks, Inc. began its business activities. The Company's principal business activity is developing software applications for Web media developers through the internet and marketing a technology known as "ishell". This software was developed by an officer, director and an affiliate of the Company. See Note 7 below. The Company's business activities have been financed primarily through the issuance of equity securities for cash and sales of prepaid memberships.

REVENUE RECOGNITION The Company's principal revenue source is from the sale of service contracts to provide technical support for its software. The service contracts are in the form of membership agreements. The memberships typically cover twelve months. Revenue is deferred and recognized in the income statement pro rata, on a straight line basis, over the period covered by the service contracts.

GOING CONCERN The Company's ability to continue as a going concern is dependent upon its success in finding adequate financing for operations, and in transforming its technology into profitable operations. Management plans to address these issues by increasing membership sales through additions to marketing and technical support staff. Additionally, management plans to seek equity financing to cover the costs of operations until the Company can become profitable. The accompanying financial statements have been prepared on the basis that the Company will be able to continue in existence as a going concern. These statements do not include any adjustments that might result from the outcome of this uncertainty.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS The Company considers, and the financial statements reflect, all highly liquid short-term investments with original maturity of three months or less as cash.

RECEIVABLES An allowance for doubtful accounts has been established based on a percentage of sales made during the year. Management reviews the allowance account for adequacy on an interim and annual basis.

INCOME TAXES Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NET LOSS PER COMMON SHARE Net Loss per common share is computed based on the weighted average number of common shares and common share equivalents outstanding. When dilutive, stock options are included as common share equivalents using the treasury stock method. There was no difference between basic and fully diluted earnings per share for the period presented.

                                                                           Con't

NOTE 2 COMMON STOCK

REVERSE MERGER RECAPITALIZATION The Company's financial statements are presented after giving retroactive effect to the issuance of common shares and conversion of all of the preferred shares effected by a reverse merger recapitalization entered into on November 2, 1999 with Pan World Corporation. Pan World Corporation has nominal assets and liabilities. The "reverse acquisition merger" will be accounted for as if it were a pooling of interest. The majority of common share ownership remains with the same group of owners of the Company after the merger as before. The reverse acquisition merger increased the number of shares authorized to 200,000,000 (from 10,000,000), and reduced the par value per share to $0.001(from $0.01 per share).

NOTE 3 PREFERRED STOCK

The Articles of Incorporation authorized issuance of up to 50 million shares of preferred stock. 257,201 shares of preferred stock have been designated as Series A. The Board of Directors has the authority, without further stockholder action, to determine the preferences, limitations, and relative rights of the preferred stock.

During 1998 some Series A preferred shares were issued for cash. However, as part of the merger, described above all of the preferred share were exchanged for common stock of the company. Series A, when issued, has a non-cumulative dividend preference of $0.027 per share per annum on each outstanding share, payable quarterly when and if declared and; a preference of $0.45 per share for any liquidation or deemed liquidation including, among other things, any merger or reorganization where the prior common shareholders end up with less than 50% of the reorganized or merged entity.

NOTE 4 INCOME TAXES

Deferred tax assets primarily consist of net operating loss carryforward as the Company has not generated taxable income since inception. There are no significant deferred tax liabilities. A valuation allowance has been established to reduce the deferred tax assets to zero due to the uncertainties concerning the future ability of the Company to benefit from the net operating loss carryforward. Net operating loss carryforwards for federal income tax purposes which are available to offset future taxable income are not material to the financial statements. Additionally, there may be restrictions related to tax law which may further limit the value of any deferred tax asset.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, receivables, and accounts payable. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates.

NOTE 6 COMMITMENTS AND CONTINGENCIES

LEASES The Company has no long-term lease commitments for equipment nor for office capacity. Office and work space is rented on a month to month basis.

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE The Year 2000 Issue arises because many computerized systems use two digits rather than identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when data using year 2000 is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure, which could affect an entity's ability to conduct normal business operations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Management depends on the delivery of information over the Internet, a medium which is susceptible to the Year 2000 problem. Interruptions in Internet traffic could result in significant disruption of the Company's business. The Company relies on representations from Microsoft and Apple to the effect that their operating systems will continue to operate properly into the twenty-first century Management. The Company has not developed a Year 2000-specific contingency plan. However, the Company works with vendors and service providers to minimize the risk of business disruptions resulting from the Year 2000 issues.

The most reasonably likely worst case scenario related to the Year 2000 Issue would involve a major shutdown of the Internet or there may be serious disruptions in shipping products resulting in severe loss of revenue. Additionally, if the Company's customers are not Year 2000 compliant, then they may not be able to access the Company's Web site without serious disruptions, again resulting in severe loss of revenue.

NOTE 7 RELATED PARTY TRANSACTIONS

During the period ended 1998, Certain officers of the Company loaned $18,732 to the Company to finance some of its start-up costs. The loan is non interest bearing and due on demand.

NOTE 8 STOCK BASED COMPENSATION

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (SFAS 123) addresses the accounting for stock-based compensation arrangements. SFAS 123 permits a company to choose either a new fair-value-based method or the current APB Opinion 25 intrinsic-value-based method of accounting for stock-option-based compensation arrangements. Management will continue to record stock-based compensation using current APB Opinion 25 intrinsic-value-based method and, therefore, believes adoption of SFAS 123 will not impact the Company's financial position and results of operations.

NOTE 9 SUBSEQUENT EVENTS

REVERSE MERGER RECAPITALIZATION The Company's financial statements are presented to give retroactive effect to the issuance of common shares and conversion of all of the preferred shares effected by a reverse merger recapitalization entered into on November 2, 1999 with Pan World Corporation. Part of the agreement calls for Pan World Corporation to raise $1 million through the issue of its securities. (See note 2 above). The financial statements at December 31, 1998 are presented to give effect to the change in common and preferred shares outstanding after the merger.

STOCK OPTION PLAN In February 1999, the Company adopted an Incentive Stock Option Plan

(Plan). The Company has reserved 1,600,000 shares for the exercise of options under the plan. The exercise price at the date of grant is the estimated fair market value at the grant date as determined by the Company's Board of Directors.

SOFTWARE AGREEMENT The Company's principal business activity centers around the commercialization of certain software known as "ishell", which was developed by Keepsake sprl, a Belgian corporation with offices in Brussels, Belgium, and Gilbert Amar, an officer and director of the Company. During October 1999, the Company entered into an agreement with Amar and Keepsake wherein Amar and Keepsake, assigned all of their right, title and interest to the "ishell" to the Company in exchange for an aggregate consideration of $100,000 and warrants to purchase 303,030 shares of common stock at an exercise price of $0.33 per share.

TRIBEWORKS, INC.
Balance Sheet
(unaudited)
As of September 30, 1999

PREPARED BY MANAGEMENT


Current assets:

  Cash and cash equivalents                                           $  56,414
  Accounts receivable, net                                               33,684
  Subscription Receivable                                                 1,122
  Prepaid Expenses                                                        3,986
  Deposits                                                                3,500
                                                                      ---------

     Total current assets                                                98,705

  Property and Equipment, Net                                             6,429
  Organization Costs, Net                                                 3,900
                                                                      ---------

     Total assets                                                     $ 109,035
                                                                      =========

Current liabilities:

  Accounts payable and accrued expenses                               $ 110,864
  Deferred Revenue                                                       96,986
  Due to shareholders                                                    18,732
  Convertible Debt                                                      559,768
                                                                      ---------
     Total current liabilities                                          786,350
                                                                      ---------


Stockholders' Equity:
  Preferred stock                                                        64,000
  Common stock                                                            4,500
  Retained Earnings                                                     (60,553)
  Current Year Earnings                                                (685,263)
                                                                      ---------
     Total stockholders' deficit                                       (677,315)
                                                                      ---------

     Total liabilities and stockholders' deficit                      $ 109,035
                                                                      =========

TRIBEWORKS, INC.
STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1999
(unaudited - prepared by management)


Revenues                                                              $ 103,517
Cost of Sales                                                         $  31,693
                                                                      ---------
Gross Margin                                                          $  71,824


Expenses:
  Product Support                                                     $  48,505
  Product Development                                                 $ 200,204
  Sales and marketing                                                 $ 174,998
  General and administrative                                          $ 332,579
                                                                      ---------

     Total operating expenses                                         $ 756,287
                                                                      ---------

Operating Loss                                                        $(684,463)
                                                                      ---------

Interest expense                                                      $      --
Interest income                                                       $      --

Income before income taxes                                            $(684,463)
Income taxes                                                                800
                                                                      ---------

Net Income                                                            $(685,263)
                                                                      =========

TRIBEWORKS, INC.
STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 1999
(unaudited - prepared by management)


OPERATING ACTIVITIES
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from operations                                              $(685,263)
ADJUSTMENTS TO RECONCILE NET LOSS
TO NET CASH USED BY OPERATING ACTIVITY
   Amortization of organization costs                                       900
   Depreciation                                                             478
CHANGES IN OPERATING ASSETS AND LIABILITY
  Accounts receivable                                                     4,336
  Accounts payable                                                       90,566
  Prepaid Expenses and Deposits                                          (7,486)
  Deferred revenue                                                       61,798
                                                                      ---------

  CASH USED IN OPERATING ACTIVITIES                                    (534,671)

INVESTING ACTIVITIES
  Increase in organization costs                                             --
  Acquisition of Capital Equipment                                       (6,907)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issue of preferred shares                                    --
  Proceeds from issue of common shares                                      500
  Proceeds from bridge loan                                             559,768
  Proceeds from loan from shareholders                                       --
                                                                      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                               560,268

Increase in cash                                                         18,691
Beginning of period                                                      37,723
                                                                      ---------
END OF PERIOD                                                         $  56,414
                                                                      =========



                 See accompanying notes to financial statements

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIBEWORKS, INC.


By /s/ Duncan Kennedy
  ----------------------------------------
       Duncan Kennedy
Its President and Chief Executive Officer

                                    PART III

                                INDEX TO EXHIBITS


Exhibit
Number      Description of Exhibits
-------     -------------------------------------------------------
1.          Form of Agreement of Merger between Tribeworks,
            Inc., a California corporation and Tribeworks
            Acquisition Corporation, dated November 2, 1999

2.          Articles of Incorporation of Tribeworks, Inc., a
            Delaware Corporation

3.          Bylaws of Tribeworks, Inc., a Delaware Corporation

4.          Software Agreement by and between Tribeworks, Inc., a
            California corporation, Keepsake sprl, and Gilbert Amar dated November 2, 1999